Exhibit 99.1

Engine Gaming & Media Holdings, Inc. Reports Fourth Quarter and Fiscal Year 2021 Financial Results

FY 2021 Revenue of $37.2 million, up from $10.5 million in FY 2020, an increase of 253% YoY

FY Q4’2021 revenue of $11.8 million, up from $7.0 million in FY Q4’2020, an increase of 67% YoY, and up 22% from $9.6 million in FY Q3’2021

Cash position of $15.3 million with another $8.6 million in receivables as of fiscal year end

NEW YORK, November 23, 2021 — Engine Gaming and Media, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), an esports/sports social gaming, commerce, and next-generation media solutions company, today announced results for its fourth quarter and fiscal year ended August 31, 2021. All amounts are stated in US dollars unless otherwise indicated.

For the year ended August 31, 2021, total revenue was $37.2 million, up from $10.5 million in FY 2020, an increase of 253% YoY. Total revenue for FY Q4’2021 was $11.8 million, up from $7.0 million in FY Q4’2020, an increase of 67% YoY, and 22% higher than sequential FY Q3’2021 of $9.6 million.

For the year ended August 31, 2021, net loss was $40.7 million, an increase in net loss of $8.4 million from FY 2020 net loss of $32.3 million. Net loss for FY Q4’2021 was $13.5 million, an increase in net loss of $3.4 million from $10.1 million in FY Q4’2020. For the year ending August 31, 2021, net loss included $18.5 million in non-cash expense (income), and $8.1 million in FY Q4’2021. Refer to the table below for itemized listing of these expenses.

The Company had cash of $15.3 million and $8.6 million in receivables as of August 31, 2021. In addition, the Company had working capital surplus of $10.4 million after excluding non-cash warrant liability and legal proceedings provision.

Key segment revenue growth that contributed to the strong revenue performance:

●	Software-as-a-Service: SaaS revenue for FY 2021 was $6.4 million, up from $2.6 million in FY 2020, an increase of 147% YoY. Revenue for FY Q4’2021 was $2.0 million, 28% higher than sequential FY Q3’2021 of $1.5 million.

●	Advertising: Advertising revenue for FY 2021 was $26.7 million. Advertising revenues grew 37% quarter-over-quarter, with FY Q4’2021 revenues of $8.8 million, compared to FY Q3’2021 revenues of $6.4 million.
●	Games Development: Games development revenue for FY 2021 was $3.4 million, excluding $1.3 million of deferred revenue as of August 31, 2021, which has been billed and collected, and is being deferred due to a client acceptance provision. Adjusting FY 2021 and FY 2020 revenue to include deferred revenue outstanding at each year end, adjusted game development revenue for FY 2021 was $4.7 million, a 72% growth over FY 2020 revenue of $2.7 million.

Lou Schwartz, Chief Executive Officer, said, “Engine has made strong progress in building a uniquely differentiated company at the intersection of gaming and media which enables us to participate in a series of macro growth trends that touch social gaming, social commerce, data analytics, and monetization of media. Our unique competitive advantage is fully realized when we leverage our assets to surface targeted audiences that can be monetized through business to business or direct to consumer social experiences. Key product and client developments have been strong catalysts for the Company’s progress”:

●	Stream Hatchet/Sideqik – In addition to expanding its partnership with numerous top game publishers such as Activision and Tencent, Engine acquired influencer marketing innovator Sideqik, enabling 360-degree measurement, analysis, and activation of influencer marketing programs across both live-streaming channels and social media platforms.
●	WinView – Released a major product update enabling users to enter numerous contests before and during a live sporting event providing significantly more opportunities for users to play.
●	UMG Gaming – Renewed its partnership with Microsoft’s Gears Esports, as well as resigning Logitech’s Astro Gaming and adding Logitech’s Blue Microphone as major sponsors. Over the last year, UMG also advanced its relationships with a number of key esports industry players having administered and broadcast events with Riot Games, EA, Epic Games, and the 2021 Call of Duty League Champions, Atlanta Faze.
●	Eden Games – After reaching the milestone of 1 million units sold of the Gear.Club franchise on Nintendo Switch, Eden Games and publisher partner Microids announced they will release the hit game on Play Station 5 and Xbox Series X, as well as partner on a new racing game leveraging the IP of The Smurfs’ animated characters.
●	Frankly Media – Continued to sign sports, esports and lifestyle digital publishers to its advertising network, such as VSiN and Esports.gg, and renewed its largest advertising client, Newsweek.

Tom Rogers, Executive Chairman of Engine, stated, “As younger demographics increasingly desert traditional media in favor of seeking social experiences in the gaming space – whether participating as a player or as a viewer of competitions – and are increasingly influenced in their marketing decisions by social content creators – we are investing to make our social experiences more robust and more unique for our users, while making our ability to execute social marketing and ad campaigns more effective and efficient for our industry clients.”

Comparability of periods presented

The comparison between the year ended August 31, 2021 and 2020, is impacted significantly by the acquisitions of UMG on December 31, 2019, and Frankly and WinView on May 8, 2020. Frankly and Winview are included for four months and UMG for eight months in the year ending August 31, 2020. The complete inclusion of UMG, Frankly and Winview in the year ended August 31, 2020 would have resulted in increased losses in the prior periods.

Non-cash expense (income)

The following table presents a listing of non-cash expenses for the three months and year ended August 31, 2021 and 2020, respectively.

	For the three months ended		For the year ended
	August 31, 2021	August 31, 2020	August 31, 2021	August 31, 2020
	$	$	$	$
Amortization and depreciation	952,555	1,441,905	4,891,097	3,549,374
Share-based payments	1,243,961	480,615	3,702,705	1,409,569
Change in fair value of contingent consideration	-	5,487	-	87,702
Loss on extinguishment of debt	-	-	2,428,900	-
Gain on retained interest in former associate	-	-	(99,961)	-
Impairment of investment in associate and advances	-	3,652,199	-	3,652,199
Impairment expense	3,885,001	-	3,885,001	-
Arbitration settlement reserve	6,468,330	-	6,468,330	-
Change in fair value of investment at FVTPL	(581,812)	-	(581,812)	-
Change in fair value of warrant liability	(2,789,379)	(1,912,881)	(9,037,108)	6,189,921
Change in fair value of convertible debt	(1,105,939)	979,695	6,066,594	(230,127)
Share of net loss of associate	-	-	103,930	-
Loss on disposal of Motorsports	-	-	678,931	-
Total	8,072,717	4,647,020	18,506,607	14,658,638

This earnings release should be read in conjunction with the Company’s Consolidated Financial Statements and accompanying notes that will be made available on Engine’s investor relations page on November 26, 2021 which can be found at https://ir.enginemediainc.com/.

Additionally, the Company will host a conference call on Tuesday November 23, 2021 at 4:30 p.m. Eastern Time to discuss its 2021 fiscal year financial results in further detail. The conference call can be accessed at 877-407-0784 (Toll-free) or +1-201-689-8560 (International).

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). Engine provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; Eden Games, a premium motorsport video game developer and publisher across console and mobile gaming; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising, and sponsorships.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869